EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation.

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, ongoing economic, banking and sovereign debt risk in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2016, the Corporation had assets totaling A$139.949 billion and liabilities totaling A$138.548 billion (compared to total assets of A$145.060 billion and total liabilities of A$142.751 billion as at June 30, 2015). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets that are held to fund the superannuation and other long-term obligations of the State.

The Capital Markets Operations segment had assets totaling A$108.873 billion and liabilities of A$108.162 billion as at June 30, 2016 (compared to assets of A$110.405 billion and liabilities of A$109.694 billion at June 30, 2015). In relation to the Long Term Assets segment, assets totaled A$31.076 billion and liabilities totaled A$30.385 billion as at June 30, 2016 (compared to assets of A$34.656 billion and liabilities of A$33.056 billion at June 30, 2015).

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The financial statements of the Corporation comprise the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Mr. Jim Murphy.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four Managing Directors covering Funding & Markets, Client Advisory, Risk and Financial Operations and Corporate Services. QTC has also appointed Grant Bush as its Deputy Chief Executive.

The business address of the Corporation and the Board is Level 6, 123 Albert Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2016, the total face value borrowings of the Corporation were A$88.091 billion (A$100.679 billion in market value). This amount included debt issued under overseas funding programs equivalent to A$2.072 billion based on the prevailing rates of exchange at June 30, 2016. Included in these overseas borrowings were Australian dollar denominated borrowings of A$0.209 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$46.9 million for the year ended June 30, 2016, compared to A$41.3 million for the year ended June 30, 2015.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2016, the market value of the Corporation’s onlendings to its clients totaled A$90.823 billion of which A$26.917 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets that were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State (the “Long Term Assets”), such as insurance and long service leave. In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited.

During the year ended June 30, 2016, the Long Term Assets segment recorded an operating loss of A$908.6 million. Net equity in the Long Term Assets segment at June 30, 2016 totaled A$690.7 million.

The market value of assets held under this arrangement as at June 30, 2016 totaled A$31.076 billion while the liabilities totaled A$30.385 billion.

Under section 15 of the Act, profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise wide Risk Management

The Corporation has an established Enterprise wide Risk Management Program including Enterprise wide Risk Management policies and procedures. As part of this Enterprise wide Risk Management Program, the Corporation continues to monitor and manage its major risks. Material risks identified under the Enterprise wide Risk Management Program include (i) being unable to access funds in a sustainable, cost effective manner and (ii) being unable to meet client expectations or debt service obligations in circumstances of market dysfunction and/or unanticipated cash flows. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets, which can be readily liquidated if required. Included in these surplus assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund clients’ debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard, the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

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•	limit the exposure by country; and

•	limit the exposure to counterparties that are rated BBB+ or better by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent by another rating agency).

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 181,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.84 million persons, or 20.1% of Australia’s population at the end of June 2016. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.3 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in January 2015. The Australian Labor Party formed Government after winning 44 seats (of an 89 seat parliament) and securing the support of one independent member, replacing the previous government led by the Liberal National Party (the “Previous Queensland Government”). The next State election is due to be held by the first half of 2018. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 17 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province has been one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. In recent years, a substantial liquefied natural gas (“LNG”) export industry has been developed, with production set to expand further over coming years.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government is focused on building a strong economy and providing improved employment opportunities for all Queenslanders, while ensuring a responsible approach to managing the State’s finances.

As outlined in the 2016-17 State Budget, the Government’s ongoing focus on its Jobs Now, Jobs for the Future employment plan, the Advance Queensland agenda and State Infrastructure Plan are key to its role in driving job creation and helping support and position the State’s businesses, industries and communities to respond to current and future challenges, as well as capitalizing on opportunities.

The Economic Framework set out in the 2016-17 State Budget highlights how innovative policies and approaches that drive productivity growth will help grow the State’s businesses, improve employment opportunities for current and future generations of Queenslanders and boost incomes. As a result, this will enhance the State’s capacity to fund the additional services required by an ageing population.

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Within a framework of carefully and prudently managing the State’s fiscal resources, the Queensland Government will continue to focus on the development and implementation of policies and programs to enhance productivity, drive economic growth and ultimately improve living standards for all Queenslanders. The key policy channels through which the Queensland Government can achieve this outcome include:

•	Fostering entrepreneurship and innovation;

•	Promoting business investment and exports;

•	Delivering and facilitating productive infrastructure;

•	Growing human capital;

•	Optimizing the use of land and natural resources; and

•	Leading an innovative, active and responsive public sector.

Economic Growth

Global economic conditions have remained weak in the years following the Global Financial Crisis (“GFC”), particularly in advanced economies where ongoing concerns about the sustainability of Government debt levels have necessitated a crucial balance between fiscal austerity and policies to stimulate economic activity. Queensland’s major trading partner growth is forecast to improve in coming years, albeit at a sub-trend pace.

Queensland’s economy grew 2.0% in 2015-16, up from 1.2% in the previous year. Real gross state product (“GSP”) growth in 2015-16 was driven by a strong contribution from net exports, while household consumption and dwelling investment also contributed marginally to growth. However, as construction of the three liquefied natural gas (LNG) projects has been completed, business investment fell sharply in 2015-16, as it returns to a more sustainable level.

Real Economic Growth - Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP(b)
Year	A$ Billion	% Change	A$ Billion	% Change
2010-11	271.9	0.7	1,447.5	2.4
2011-12	288.2	6.0	1,500.1	3.6
2012-13	295.1	2.4	1,538.6	2.6
2013-14	304.9	3.3	1,578.8	2.6
2014-15	308.4	1.2	1,617.0	2.4
2015-16	314.6	2.0	1,661.7	2.8

(a)	Chain volume measures; reference year 2014-15.
(b)	Gross domestic product.

Source:	ABS 5220.0.

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Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2011-12	2012-13	2013-14	2014-15	2015-16
Overseas merchandise exports (A$ billion)	52.9	44.4	44.8	46.5	47.7
Retail turnover (A$ billion)	52.2	54.6	57.0	58.4	59.9
Private gross fixed capital formation (A$ billion)	81.1	84.1	86.3	75.2	66.6
Mineral production (A$ billion)	35.6	38.5	30.4	30.8	31.7
Agricultural production (A$ billion)	11.0	11.4	11.9	11.4	12.7
Employment (‘000)(a)	2,284	2,287	2,318	2,324	2,361
Unemployment rate (%)(a)	5.5	5.9	6.0	6.5	6.2
Increase in consumer prices (%)(a)	1.9	2.0	2.8	1.9	1.6
Average weekly ordinary time earnings (A$)(a)	1,311	1,397	1,430	1,449	1,454

(a)	Year-average.

Note:	All monetary values are in current prices.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture, Fisheries and Forestry; Queensland Department of Natural Resources and Mines.

Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2014-15 and 2015-16.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2014-15	2015-16	2014-15	2015-16	2014-15	2015-16	2014-15	2015-16
Household consumption	2.4	2.6	1.4	1.5	2.6	2.9	1.5	1.6
Private gross fixed capital formation	-15.0	-13.4	-4.4	-3.3	-2.4	-5.2	-0.6	-1.1
- Dwellings	9.3	14.2	0.5	0.8	7.8	9.8	0.4	0.5
- Business investment	-24.2	-26.1	-5.0	-4.0	-7.9	-13.2	-1.1	-1.7
(i) Non-dwelling construction	-31.9	-32.1	-4.7	-3.2	-12.5	-16.5	-1.2	-1.3
(ii) Machinery and equipment	-3.9	-14.7	-0.2	-0.8	1.5	-7.5	0.1	-0.3
- Other investment	3.9	-1.3	0.1	0.0	3.6	0.4	0.2	0.0
Private final demand(b)	-3.4	-2.1	-3.0	-1.8	1.2	0.6	0.9	0.5
Public final demand(b)	-1.7	2.1	-0.4	0.5	0.7	3.4	0.2	0.8
Overseas exports	10.4	13.3	1.9	2.6	6.7	6.7	1.3	1.3
Overseas imports	-7.0	0.5	1.2	-0.1	1.1	-0.3	-0.2	0.1
Balancing item	—	—	1.6	0.6	—	—	0.3	-0.1
Statistical discrepancy	—	—	-0.3	0.2	—	—	0.0	0.2
GSP/GDP	1.2	2.0	1.2	2.0	2.4	2.8	2.4	2.8

(a)	Chain volume measure; reference year 2014-15.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source:	ABS 5220.0.

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Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•	Household consumption growth in Queensland accelerated to 2.6% in 2015-16, following a 2.4% rise in the previous year. Households’ income growth has been subdued reflecting a declining terms of trade and weak wages growth.

•	Dwelling investment grew 14.2% in 2015-16, up from 9.3% in the previous year. Sustained low interest rates, less significant house price growth relative to other main states and a substantial amount of construction work still in the pipeline are expected to support further growth in dwelling investment in 2016-17. However, increasing risk aversion in financial markets and the growing prospect of apartment oversupply in parts of South East Queensland have led to a further tightening in lending standards, especially to investors. This is likely to temper growth in dwelling investment in 2017-18 and beyond.

•	In contrast, business investment fell 26.1% in 2015-16 and continues to wind down from the record levels experienced at the peak of LNG construction in 2013-14. With the LNG projects now in the production phase, engineering construction expenditure has declined from record levels, falling 46.3% in 2015-16. Business investment is forecast to return to a more sustainable longer term growth path from 2016-17.

•	Overseas exports grew 13.3% in 2015-16 driven by a rise in LNG and crop exports. Overseas imports of goods and services increased 0.5% in 2015-16, detracting marginally from overall economic growth. Overall, the trade sector contributed 2.5 percentage points to Queensland’s economic growth in 2015-16, more than offsetting the decline in state final demand due to weak business investment.

Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 19.5% of Australia’s total merchandise exports in 2015-16, the second largest share of all states.

The nominal value of Queensland’s overseas merchandise exports rose 2.3% in 2015-16, driven by the first full year of LNG exports, as all three projects in Gladstone ramped-up production. As a result, the confidential category, which includes confidentialized LNG exports by the ABS, grew strongly in 2015-16 to A$11,644 million, and contributed 10.7 percentage points to the growth in exports. The other categories to contribute to growth in merchandise exports were vegetables and fruit (up 107.0% to A$1,114 million) and chemicals, fertilizers (excl. crude) and plastics (up 12.2% to A$759 million).

Partly offsetting these gains was the fall in the nominal value of coal exports in 2015-16. Despite a lower A$ relative to the U.S. dollar in 2015-16, the nominal value of coal exports was 11.1% lower over the year driven by lower prices and volumes. As a result, coal exports detracted 4.4 percentage points from growth in overseas merchandise goods exports in 2015-16. More recently, a strong recovery in coal prices is expected to boost export earnings despite continued weakness in coal demand due to subdued industrial production in most Asian industrialized economies.

Metalliferous ores (down 23.0% to A$2,931 million), textile fibers (down 32.6% to A$516 million) and meat (down 4.9% to A$5,311 million) also detracted from merchandise exports growth in 2015-16. Following a period of severe drought, improved weather conditions mean the current cattle herd rebuilding in Queensland may intensify, further reducing beef production and exports in 2016-17, and possibly 2017-18.

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2013-14	2014-15	2015-16(p)
Rural(b)
Meat	4,277	5,582	5,311
Textile fibers	1,011	765	516
Cereals and cereal preparations	429	485	452
Vegetables and fruit	423	538	1,114
Feeding stuff for animals	180	214	154
Other rural	1,472	1,477	1,612

Total	7,793	9,062	9,158

Crude minerals
Coal, coke and briquettes(b)	19,257	18,351	16,319
Metalliferous ores	3,447	3,807	2,931
Petroleum and related products/materials	195	268	86
Gas, natural and manufactured(b)	32	863	1
Other crude minerals	18	19	14

Total	22,948	23,308	19,350

Processed minerals and metals(b)
Non-ferrous metals	4,199	4,241	4,143
Other processed minerals and metals	239	232	232

Total	4,438	4,474	4,375

Other manufactures
Machinery and non-transport equipment	1,263	1,186	1,165
Chemicals, fertilizers (excl. crude), plastics, etc.	498	676	759
Transport equipment	318	418	369
Leather, rubber, other materials, furniture, clothing, etc.	256	258	257
Miscellaneous manufactures and beverages	410	431	484

Total	2,745	2,969	3,034

Manufactures (sum of processed minerals and metals and other)	7,182	7,442	7,408
Confidential and special(b)	6,889	6,677	11,644

Total overseas exports of merchandise goods	44,812	46,489	47,560

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
(b)	Liquefied natural gas (from July 2015), a significant portion of coal (semi-soft/pulverised coal injection) and alumina exports are classified as confidential by the ABS and are included in the ‘confidential and special’ category. Sugar and nickel exports are also confidential, but are not available at the state level and therefore not included in the Queensland exports total.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

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There has been significant construction work done in developing Queensland’s CSG-to-LNG industry in recent years. Having commenced in 2014-15 and grown strongly in 2015-16, LNG exports are expected to strengthen further in 2016-17 with all six production “trains” now operational. LNG exports are projected to be the State’s second largest export item by 2017-18, after coal.

In the 2015-16 financial year, the A$ exchange rate averaged US$0.73 (a 13.0% depreciation on the previous year). A sustained lower A$ is seen as an important element in stimulating non-mining areas of the economy, including service exports, as they become relatively cheaper for foreign buyers.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around three quarters of all exports (see table below). Despite a fall of 0.9 percentage point from 2014-15, China remained Queensland’s largest export market in 2015-16, accounting for 23.3% of the State’s overseas merchandise exports. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards over time, to be the second largest in 2015-16. Other major export markets in 2015-16 included South Korea, India and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2013-14	2014-15	2015-16(p)
North Asia Total	60.0	56.8	57.2
China	25.8	24.2	23.3
Japan	19.2	18.0	16.7
South Korea	10.5	10.0	12.8
Taiwan	3.8	3.8	3.5
Hong Kong	0.8	0.8	0.8

South Asia Total	17.1	17.8	18.6
India	10.4	10.6	11.2
Indonesia	1.7	1.9	1.7
Malaysia	1.2	1.1	1.2
Thailand	1.3	1.1	1.2
Singapore	1.2	1.5	1.4

North America	4.1	6.1	5.2
United States	3.3	5.2	4.2
Canada	0.8	0.9	1.0

European Union(a)	8.5	8.1	7.2
New Zealand	1.8	1.8	1.7
Brazil	1.1	1.5	1.4
Other	7.3	8.0	8.7

(a)	Includes the United Kingdom.
(p)	Preliminary.

Source:	ABS unpublished foreign trade data.

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Tourism Exports

The number of overseas tourist(a) nights spent in Queensland increased by 9.2% in 2015-16, to 34.4 million nights. Overall, New Zealand was the largest individual source of international tourist nights to Queensland in 2015-16, at 4.13 million nights, ahead of the UK, with 4.10 million nights.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2013-14	2014-15	2015-16
New Zealand	3,680	3,664	4,132
China	2,254	2,889	3,701
Taiwan	1,969	2,336	1,996
South Korea	1,719	1,465	2,660
Japan	1,611	1,656	2,048
Other Asia	3,444	3,919	4,463
UK	4,283	4,842	4,097
Germany	1,853	1,719	2,146
Other Europe	4,480	4,355	3,842
US	1,233	1,603	2,014
Other Countries	3,057	3,092	3,700

Total	29,552	31,495	34,406

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source:	Tourism Research Australia.

Interstate visitors are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2014-15 (latest available), Queensland’s interstate tourism gross value added (“GVA”) was the second highest of all states at A$2.7 billion, slightly behind New South Wales (A$3.0 billion).

Interstate tourist nights to Queensland rose 6.3% in 2015-16 following a decline of 1.5% in the previous year.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports fell 1.9% to A$36.1 billion in 2015-16. The fall in nominal imports was largely driven by a 32.8% fall in mineral fuels, petroleum and lubricants (down A$2.9 billion). This was partly offset by a 15.0% rise in road motor vehicles (up A$937 million), and a 9.0% rise in other manufactured goods (up A$649 million). Live animals, food, beverages & tobacco also increased in 2015-16 (up A$178 million).

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2013-14	2014-15	2015-16(p)	Annual change, 2014-15 to 2015-16%
Live animals, food, beverages & tobacco	1,636	1,759	1,937	10.1
Mineral fuels, petroleum and lubricants	12,126	8,786	5,900	-32.8
Chemicals	1,900	1,958	2,232	14.0
Road motor vehicles	6,173	6,243	7,181	15.0
Other machinery and transport equipment	8,795	7,168	7,812	9.0
Other manufactured goods	8,676	8,221	8,769	6.7
Other	2,553	2,668	2,289	-14.2

Total overseas imports of goods	41,860	36,803	36,120	-1.9

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

Queensland’s estimated resident population was 4.8 million in March quarter 2016 (latest data available), 20.1% of the Australian population. Population growth in Queensland picked up following the GFC, but has moderated in recent quarters. Over the year to March quarter 2016, Queensland’s population increased by 1.3%.

Natural increase (births minus deaths) made the largest contribution to population growth in Queensland over the year to March quarter 2016. Meanwhile, growth in net overseas migration to Queensland remains subdued, and is around its lowest level since the year to December quarter 2000. A modest recovery in net interstate migration continued in the year to March quarter 2016, rising to 10,118 persons. Net interstate migration over the year has risen each quarter since December quarter 2014.

Queensland’s employment growth accelerated to 1.6% in 2015-16, following growth of 0.3% in the previous year. Employment growth has been concentrated in South East Queensland, reflecting gains in the services sector (particularly the public and private delivery of education and health services). Employment growth in Queensland remained below its long run average in 2015-16, reflecting subdued growth in household consumption and incomes, as well as soft business investment outside the resource sector.

Queensland’s labor force participation rate fell for the seventh consecutive year, down 0.1 percentage point to 65.4% in 2015-16 and down 2.4 percentage points since it peaked in 2008-09. With growth in the labor force (1.3%) slightly weaker than employment growth (1.6%) in 2015-16, the year-average unemployment rate fell 0.3 percentage point, to 6.2%.

A rise in the number of part-time workers has been the main driver of Queensland employment growth in recent years. Queensland’s largest employing industry, health care and social assistance (which traditionally employs a higher proportion of female, part-time workers), recorded employment growth of 7.2% in 2015-16. Financial & insurance services (up 13.3%) and education & training (up 8.6%) recorded the strongest gains in employment in 2015-16.

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Meanwhile, mining industry employment (which accounts for around 3% of total employment) has peaked and may decline further if operators continue to chase productivity improvements. This also reflects the capital intensive nature of resource projects, particularly when operational.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2015-16.

Employed Person by Industry, Queensland(a)

	2011-12	2012-13	2013-14	2014-15	2015-16	Average annual change 2011-12 to 2015-16
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)%
Agriculture, Forestry & Fishing	74.3	65.4	55.6	55.3	59.4	-5.4
Mining	64	71.6	78.1	66	59.5	-1.8
Manufacturing	175.9	160.4	177.4	166.8	168.8	-1.0
Electricity, Gas, Water & Waste Services	41.1	30.1	33.4	32.1	31.1	-6.7
Construction	222.6	228.6	229	216.5	208.4	-1.6
Wholesale Trade	72.2	75.6	67.7	69.7	68.4	-1.3
Retail Trade	241.7	244.9	268.5	251.9	254.9	1.3
Accommodation & Food Services	155.6	162.8	148.9	177.1	166.5	1.7
Transport, Postal & Warehousing	124.8	133.7	125.5	122.8	133	1.6
Information Media & Telecommunications	30.6	30.5	30.5	31.4	32.7	1.7
Financial & Insurance Services	64.8	60.7	53.7	58.8	66.6	0.7
Rental, Hiring & Real Estate Services	51.8	48.5	47.9	47.9	48.5	-1.6
Professional, Scientific & Technical Services	149.5	161.9	163.5	181.7	176.3	4.2
Administrative & Support Services	79.5	80.1	83.3	82.0	85.3	1.8
Public Administration & Safety	149.4	148.5	151.2	152.1	150.0	0.1
Education & Training	174.6	176.6	175.6	181.1	196.7	3.0
Health Care & Social Assistance	274.0	276.4	281.3	291.5	312.6	3.3
Arts & Recreation Services	40.9	35.6	39.8	42.2	41.4	0.3
Other Services	87.1	95.3	102.7	105.3	104.4	4.6

Total(b)	2,274.4	2,287.0	2,313.5	2,331.9	2,364.5	1.0

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

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Employed Persons by Industry, Rest of Australia(a)

	2011-12	2012-13	2013-14	2014-15	2015-16	Average annual change 2011-12 to 2015-16
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)%
Agriculture, Forestry & Fishing	246.5	235.8	255.7	262.3	262.2	1.6
Mining	182.6	193.7	188.2	159.6	168.3	-2.0
Manufacturing	762.4	773.7	749.0	746.5	708.6	-1.8
Electricity, Gas, Water & Waste Services	109.1	112.8	117.5	110.3	112.9	0.9
Construction	780.9	757.8	793.7	815.1	842.2	1.9
Wholesale Trade	335.0	352.8	324.1	319.4	303.4	-2.4
Retail Trade	949.9	963.4	949.1	982.8	1,011.2	1.6
Accommodation & Food Services	595.7	617.9	608.2	639.2	659.0	2.6
Transport, Postal & Warehousing	436.0	450.5	462.8	480.9	491.1	3.0
Information Media & Telecommunications	184.0	190.8	165.9	179.8	176.1	-1.1
Financial & Insurance Services	358.4	354.8	360.3	350.2	364.5	0.4
Rental, Hiring & Real Estate Services	153.7	147.9	155.3	163.6	163.1	1.5
Professional, Scientific & Technical Services	729.0	744.6	737.4	786.2	813.6	2.8
Administrative & Support Services	317.0	312.6	302.4	309.2	336.9	1.5
Public Administration & Safety	573.9	556.5	595.6	577.1	591.1	0.7
Education & Training	680.4	716.7	718.7	741.0	740.3	2.1
Health Care & Social Assistance	1,051.6	1,088.0	1,111.0	1,140.6	1,219.8	3.8
Arts & Recreation Services	165.1	173.7	161.9	184.6	185.2	2.9
Other Services	363.8	354.2	379.4	374.0	368.5	0.3

Total(b)	8,974.7	9,098.1	9,136.3	9,322.4	9,517.8	1.5

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Prices

The Brisbane consumer price index (“CPI”) rose 1.6% in 2015-16, slower than the 1.9% growth recorded in 2014-15. This compares to an average annual growth in Brisbane’s consumer prices of 2.7% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 1.4% in 2015-16.

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Income

Queensland recorded growth in average weekly earnings of 1.1% in 2015-16, compared with 1.8% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2015-16	Average Weekly Earnings 2015-16
	A$	A$
Queensland	57,387	1,118
New South Wales	65,880	1,188
Victoria	56,292	1,083
South Australia	56,232	1,034
Western Australia	67,952	1,323
Tasmania	50,715	958
Australia	61,525	1,153

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the ‘Award’ system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2014, 43.4% of Queensland workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 32.1% of workers were covered by individual agreements with 21.3% covered by awards only.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2015, State and local public sector employees in Queensland totaled 346,600 persons, accounting for 14.8% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed Federal government in September 2013, and were re-elected in July 2016. The current Federal Government’s policies promote enterprise bargaining, continuing a transition to a more decentralized system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2015-16(a)

(CVM, 2014-15 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	7,746	36,650	21.1
Mining	21,786	114,896	19.0
Manufacturing	19,711	99,439	19.8
Services(b)	245,020	1,297,242	18.9

Total	294,263	1,548,227	19.0

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes General Government and ownership of dwellings.

Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

Three major CSG-to-LNG projects have been completed in Queensland recently, with a total capital expenditure in excess of A$60 billion.

The first gas was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG export volumes are expected to strengthen further in 2016-17, driving an acceleration in overall economic growth in that year. LNG exports are projected to become Queensland’s second largest export after coal by 2017-18, with a nominal value of around A$12 billion per annum.

In 2015-16, Queensland accounted for 19.0% of the nation’s total mining output. Industry output has grown at an average annual rate of 7.8% in the five years to 2015-16.

In 2015-16, Queensland’s mining industry accounted for 7.4% of the State’s total industry gross value added, while 59,500 people were directly employed (2.5% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s leading export commodity. In 2015-16, the value of non-confidentialized coal exports (this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics (“ABS”), such as pulverized coal injection exports) accounted for 34.3% of Queensland’s total merchandise exports. Lower coal volumes (down 0.9%) and prices (down 9.5%) resulted in the value of coal exports declining by 10.4%, to A$16.4 billion in 2015-16.

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Coal is also Queensland’s most significant commodity in terms of the value of resources produced, accounting for just under three quarters of Queensland mineral production by value in 2014-15 (latest available data).

The value and quantity of selected minerals produced in Queensland from 2010-11 to 2014-15 are shown in the following tables.

Queensland Resource Production – Value(a)

(A$ millions)

Mineral	2010-11	2011-12	2012-13	2013-14	2014-15
Black coal	26,758	29,709	22,761	22,872	23,116
Copper concentrate	2,913	2,157	1,626	1,657	349
Gold bullion	518	709	562	444	545
Bauxite	501	596	688	894	663
Lead concentrate	1,988	1,877	2,922	2,383	941
Zinc concentrate	1,461	1,641	1,052	1,089	2,291
Crude oil	201	325	n/a	n/a	n/a
Natural gas(b)	631	684	n/a	n/a	n/a
Other	632	820	804	1,454	3,837

Total(c)	35,602	38,519	30,415	30,792	31,743

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional.
(c)	Total excludes crude oil and natural gas.

n/a:	Data not available.

Source:	Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resource Production – Volumes

Mineral	2010-11	2011-12	2012-13	2013-14	2014-15
Black coal (‘000t)	179,834	187,614	208,328	230,122	251,392
Copper concentrate (‘000t)	1,118	1,063	920	822	185
Gold bullion (kg)	19,587	25,207	18,224	20,898	19,280
Bauxite (‘000t)	19,504	21,560	25,276	26,235	27,434
Lead concentrate (‘000t)	695	672	1,463	1,273	494
Zinc concentrate (‘000t)	1,864	1,916	1,208	1,103	2,106
Crude oil (megaliters)(b)	401	459	n/a	n/a	n/a
Natural gas (gigaliters)(a)(b)	7,263	7,279	n/a	n/a	n/a

(a)	Conventional and unconventional.
(b)	2012-13, 2013-14 and 2014-15 numbers unavailable. Source: Queensland Department of Natural Resources and Mines.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.6% of Queensland’s industry gross value added and 21.1% of Australia’s total agricultural output in 2015-16. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2015-16, around half of the nominal gross value of Queensland’s agricultural production was derived from four products–beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production rose 12.2% in 2015-16. This was driven by increases in the gross value of cattle and calves (up 31.4% to A$4.3 billion), cotton (up 45.0% to A$535 million) and fruit and vegetables (up 4.5% to A$2.9 billion) in 2015-16. Partially offsetting these increases was a fall in the nominal value of sugar cane (down 1.0% to A$1.1 billion) and cereals (down 12.2% to A$1.0 billion).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2015-16.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2011-12	2012-13	2013-14	2014-15	2015-16(a)(f)
Gross Value (A$m)
Cattle and calves	3,450	3,247	3,890	3,282	4,312
Poultry	430	438	494	587	610
Pigs	212	204	262	273	315
Sheep and lambs	59	47	61	72	69
Sugar cane	1,080	1,072	1,165	1,152	1,141
Wool	115	106	80	61	55
Cereals	821	1,089	778	1,028	1,019
Fruit and vegetables	2,247	2,425	2,758	2,759	2,882
Dairying (total whole milk production)	260	226	231	220	222
Cotton	981	677	698	369	535
Other	1,385	1,855	1,495	1,560	1,990

Total agriculture	11,040	11,386	11,912	11,363	13,150

Volume of Production
Beef and veal (‘000 tonnes)	1,054	1,113	1,176	1,244	1,107
Sugar cane (‘000 tonnes)	26,329	29,086	29,219	30,816	32,655
Wool (tonnes) (b)	7,538	7,659	5,762	4,909	3,971
Wheat (‘000 tonnes)	1,886	1,614	1,036	987	1,400
Cotton lint (‘000 tonnes)	470	346	298	194	222

(a)	Gross value figures are forecasts provided by the Queensland Department of Agriculture and Fisheries, with the exception of the nurseries component of “Other”. This is a Queensland Treasury estimate which is consistent with ABS historical data.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.
(f)	Forecast.

Sources:	ABS 7215.0; ABS 7218.0; Queensland Department of Agriculture and Fisheries Queensland AgTrends April 2016 Update; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report September 2016.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production rose 12.8% to A$211 million in 2015-16. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production rose 1.4% to A$375 million in 2015-16. Commercial fishing operations constituted 45% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2015-16, the manufacturing sector accounted for 6.7% of Queensland’s industry nominal gross value added. Queensland’s share of Australia’s total manufacturing output was 19.6% in 2015-16.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

The main sources of sales and services income in the Queensland manufacturing industry in 2014-15 (latest data available) were food and metal product manufacturing. The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$7.4 billion in 2015-16. The value of manufactured exports overseas fell 0.5% in 2015-16, following growth of 3.6% in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network, extending approximately 187,000 kilometers, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and four secondary international airports as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centres across the State. The Federal Government is currently completing the national broadband network (“NBN”), which is expected to be delivered through a ‘multi-technology mix’ network comprising fibre-to-the-premises/basement, fibre-to-the-node, fixed wireless and satellite technologies. The NBN has the objective of providing data download rates of at least 25 megabits per second to all premises nationally, and at least 50 megabits per second for 90% of fixed line premises as soon as possible. As at November 24, 2016, a total of 725,000 homes/businesses have been declared as ready for service in Queensland, while a total of 308,000 homes/businesses have had active services installed.

Construction

The Queensland construction industry directly contributed 11.6% to State GVA, while also providing 8.8% of employment in the State during 2015-16.

•	Dwelling investment in Queensland rose 14.2% in 2015-16, following a 9.3% increase in the previous year.

•	Sustained low interest rates, less significant house price growth than other main states and a substantial amount of construction work still in the pipeline are expected to support strong growth in dwelling investment in 2016-17.

•	However, increasing risk aversion in financial markets and the growing prospect of apartment oversupply in parts of South East Queensland have led to a further tightening in lending standards, especially to investors. This is likely to hamper growth in dwelling investment in 2017-18 and beyond.

•	Non-dwelling construction—which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.)—fell 32.1% in 2015-16.

•	New engineering construction fell 46.3%, the second consecutive yearly decline following four years of growth. The construction of the three LNG projects, with a combined value exceeding A$60 billion, drove engineering construction to record levels in recent years. However, with the LNG projects now in the production phase, and with few new privately driven resource projects currently underway in Queensland, engineering construction activity is expected to continue to fall in 2016-17.

•	Non-residential building construction increased 2.5% in 2015-16, to a record high. This growth was driven by increases in construction of entertainment and aged care facilities, which more than offset the falls in the construction of educational facilities and warehouses.

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Tourism

Tourism directly accounted for an estimated 3.6% of overall output (gross value added, at basic prices) in the State in 2014-15 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views.

The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 2.2 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2015-16. In total, they spent 34.4 million nights in the State with an average length of stay of 15.9 nights. The number of international tourists in Queensland rose 13.2% in 2015-16, the fourth consecutive year of growth, following five years of decline.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, however, the last five years has seen international tourist nights outnumber those from interstate visitors. Tourists from interstate spent a total of 27.7 million nights in Queensland in 2015-16, an increase of 6.3% following a fall of 1.5% in 2014-15.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927 (the “Financial Agreement”), recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and state governments. The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements, the Commonwealth and each state and territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example, finance and operating leases).

The Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if the Loan Council has concerns about the fiscal outlook for a jurisdiction, it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

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For 2015-16, the Queensland LCA Outcome was a deficit of A$1.102 billion.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose an excise duty, a goods and services tax and a customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

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•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2016-17, it is expected that Queensland will receive around A$14.297 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement—the Intergovernmental Agreement on Federal Financial Relations—commenced on January 1, 2009. The main features of the new framework included:

•	a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services, and housing.

•	a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, Territory and Australian Governments.

In 2015-16, general revenue assistance, made up of GST revenue, represented 25.8% of Queensland Government revenue, while payments for specific purposes represented 15.3% and grants for on-passing to other entities represented a further 4.8% of Queensland Government revenue.

National Health reform

The National Health Reform Agreement (“NHRA”) ) commenced on July 1, 2012. Under this arrangement, Queensland is expected to receive A$3.630 billion in 2016-17 (A$15.909 billion over four years to 2019-20). In 2015-16 and 2016-17, growth funding from the Australian Government will be based on 45% of the efficient cost of additional hospital activity.

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Under the NHRA, growth in funding from the Australian Government was based on 45% of the efficient costs of additional hospital activity, increasing to 50% in 2017-18. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement with funding from 2017-18 to be tied to a combination of the CPI and population growth.

At the April 2016 Council of Australian Governments meeting, the Australian Government and the states signed a Heads of Agreement for interim funding for public hospitals from July 1, 2017 to June 30, 2020, ahead of consideration of longer-term arrangements. This will see the continuation of the link between Australian Government funding and activity levels. Under the terms of the agreement, the Australian Government will fund 45% of the efficient growth, up to a contribution growth cap of 6.5% per annum. For block funded services, the Australian Government will fund 45% of the efficient growth.

National Disability Insurance Scheme (the “NDIS”)

The state-wide three year transition to the NDIS commenced on July 1, 2016 (in accordance with the recently signed bilateral agreement between the Queensland and Australian Governments), with full implementation by July 1, 2019. Eligible people with a disability will transition to the NDIS at different times, depending on where they live in Queensland.

The Australian Government’s significant reforms to disability services will impact the National Disability Specific Purpose Payment (the “NDSPP”) to Queensland in future years. From July 1, 2019, the Australian Government will no longer provide Intergovernmental payments to Queensland relating to Specialist Disability Services (including the NDSPP). Further, the states and territories are currently negotiating with the Australian Government on a National Partnership Agreement for access to the DisabilityCare Australia Fund.

From 2019-20, the Australian and Queensland Government contributions to the NDIS will be A$2.140 billion and A$2.035 billion, respectively.

Students First – A fairer funding agreement for schools

Australian Government funding under Students First for Queensland Government schools will be A$1.480 billion in 2016-17 (A$6.359 billion over four years to 2019-20). Non-government schools funding will be A$2.171 billion in 2016-17 (A$9.304 billion over four years to 2019-20).

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrollment numbers.

In the 2016–17 Commonwealth Budget, the Australian Government announced additional funding of A$1.2 billion nationally over four financial years from 2017–18, to provide further funding support for government and non–government schools for the 2018 to 2020 school calendar years. Schools funding, which will grow by 3.56% each year with an allowance for changes in enrollments, will be contingent on reform efforts by the states and the non–government schools sector to improve education outcomes. The Students First funding in the 2016–17 Commonwealth Budget also included additional funding over two years (from 2016–17) for school students with disabilities.

2016 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In April 2016, the CGC released the results of the CGC’s Report on GST Revenue Sharing Relativities – 2016 Update (the “2016 CGC Update Report”), which considered changes in state circumstances to determine the distribution of GST. The 2016 CGC Update Report recommended an increase in Queensland’s share of GST revenue, with an underlying impact of A$520 million in 2016-17. The 2016 CGC Update Report outcome encompasses the impact of methodology changes on states’ GST shares, as well as the impact of changes to states’ circumstances and revisions to the data used in the CGC’s assessments.

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Increases to Queensland’s GST share duly recognize the impact of factors beyond the State’s control on its fiscal capacity, including high NDRRA expenditure (net of contributions from the Australian Government), as well as a fall in the value of mining production (notably coal). As the CGC’s assessments are lagged by two years, these factors affect GST shares in 2016-17. These gains were partially offset by changes in the methodology for transport infrastructure and services expenses.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing acts of Parliament while Parliament approves of expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Appropriation Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Appropriation Act for the Legislative Assembly and one for all other agencies.

The 2015-16 State Budget and Mid Year Fiscal and Economic Review (each such annual review, the “MYFER”)

The 2015-16 State Budget was the first budget handed down by the Palaszczuk Government and was focused on:

•	the Government’s election commitments, with key measures to revitalize the State’s economy and frontline service delivery;

•	an integrated program of initiatives aimed at enhancing business productivity and efficiency, improving skills and training, regional growth and fostering innovation (Working Queensland);

•	significant reductions in General Government debt, without selling government–owned corporations, increasing taxes or cutting services; and

•	revised fiscal principles.

Excluding Natural Disaster Relief and Recover Arrangements payments, the 2015-16 Budget estimated revenues growing at an average rate of 4.3% per annum over the forward estimates, compared to an average 4.1% growth in operating expenses. A net operating balance was forecasted to result in a surplus of A$1,213 million in 2015-16.

The 2015-16 Budget outlined the Government’s Debt Action Plan, which was extended in the MYFER.

Following a review of possible merger options for the government-owned energy network, generation and retail businesses, the MYFER outlined a decision to merge Energex and Ergon Energy to streamline operations and be better positioned to meet the challenges of a rapidly changing energy market. A program of efficiency savings will be applied to the electricity generators. Total savings from 2015-16 to 2019-20 from efficiencies and the merger are estimated at A$680 million.

The 2016-17 State Budget and MYFER

The 2016-17 State Budget was handed down in June 2016 and was focused on:

•	Innovation, investment and infrastructure as the necessary elements of job creation and to advance the Queensland economy to a more diversified and robust base. This includes measures such as a A$405 million Advance Queensland package, a A$100 million Regional Back to Work package and a A$2 billion State Infrastructure Fund;

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•	Supporting rural and regional communities particularly affected by a transitioning economy through support measures such as the Rural Assistance Package, extensions to the Building our Regions Program and drought assistance measures; and

•	Providing for further debt reduction and, at the same time, targeting initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund.

The 2016-17 Budget outlined that operating expenses were forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20; less than the forecast rate of revenue growth of 3.2% per annum over the same period. A net operating balance was forecasted to result in a surplus of A$867 million in 2016-17.

The 2016-17 MYFER represented the first time the Budget forecast has been revised up at MYFER since 2011-12, with stronger than expected revenues and lower depreciation resulting in an actual surplus of A$970 million, as set out in the 2015-16 Report on State Finances. Further, a temporary surge in coal prices is providing additional support to the Budget position in the near term, with royalties contributing to a projected net operating surplus of just over A$2 billion in 2016-17.

Debt Action Plan

The Debt Action Plan was announced in the 2015-16 Budget, outlining the following measures to achieve the desired General Government debt reduction over the forward estimates:

•	revising the capital structure of the Government’s energy network businesses (Ergon Energy, Energex and Powerlink) to adopt a more competitive gearing ratio, aligned with industry peers;

•	funding long service leave on an emergent basis rather than on an accrual basis; and

•	temporarily suspending investment of defined benefit superannuation contributions, while maintaining a fully funded status.

In the 2015-16 MYFER, the Debt Action Plan was extended to incorporate changes to the capital structure of the Government’s non-network businesses, including regearing of the Gladstone Ports Corporation, North Queensland Bulk Ports Limited and SunWater Limited, a return of equity from Stanwell Corporation Limited and moving the dividend payout ratio for all government-owned corporations to 100% (excluding CS Energy Limited).

The 2016-17 Budget provided for further debt reduction, and at the same time targeted initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund. In light of the strong financial position of the defined benefit superannuation scheme, the Government decided to repatriate A$4 billion from the previous over-contribution to the scheme by the Government. These active balance sheet management strategies have played a key role in ensuring that borrowings in 2017-18 are projected to be A$11 billion lower than the estimate at the time of the 2014-15 Budget.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

In its first Budget, the Palaszczuk Government set out five fiscal principles for the responsible and measured management of the State’s finances. Following consideration of the Review of State Finance, prepared by Queensland Treasury, the Government refined the principles that relate to General Government Sector debt and the size of the net operating surplus. As a result, the following six fiscal principles provided the framework for the

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2016-17 Budget, including a new principle adopted in the 2016-17 Budget to manage the rate of growth in the number of public servants:

•	Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector (“GGS”) debt to revenue ratio;

•	Principle 2 – Target net operating surpluses that ensure any new capital investment in the GGS is funded primarily through recurrent revenues rather than borrowing;

•	Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging;

•	Principle 4 – Maintain competitive taxation by ensuring that GGS own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates;

•	Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice; and

•	Principle 6 – Maintain a sustainable public service by ensuring overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

As outlined in the 2016-17 MYFER, significant progress has been made towards the achievement of the Government’s fiscal principles.

The Fiscal Principles of the Queensland Government

Principle	Indicator
	General Government Debt to Revenue Ratio
		2016-17 Budget per cent	2016-17 MYFER per cent

Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2015-16	71	70
	2016-17	71	66
	2017-18	69	67
	2018-19	70	69
	2019-20	68	68

	General Government Operating Cashflows as a proportion of the Capital Program
		2016-17 Budget per cent	2016-17 MYFER per cent

Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing	2015-16	115	115
	2016-17	65	83
	2017-18	69	61
	2018-19	62	56
	2019-20	64	58

	General Government Capital Program
		2016-17 Budget (A$ million)	2016-17 MYFER (A$ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging (measured as PNFA).	2015-16	4,173	4,092
	2016-17	5,452	5,210
	2017-18	6,590	6,439
	2018-19	5,840	5,644
	2019-20	5,983	5,985

	General Government own-source revenue to GSP
Maintain competitive taxation – own–source revenue to remain at or below 8.5% as a proportion of nominal gross state product	2016-17 Budget 2016-17 MYFER:		7.8 8.2	% %
	Average across forward estimates:		7.7%

Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at June 30, 2015), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years. The WorkCover scheme was also fully funded as at June 30, 2016.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across forward estimates:	1.5%
	Population growth
	Average across forward estimates:	1.5%

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Operating Statement

2015-16 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government sector recorded an operating surplus of A$970 million in 2015-16, which is an improvement on the restated surplus of A$420 million in 2014-15. The fiscal deficit narrowed from a deficit of A$572 million in 2014-15 to A$461 million in 2015-16. The improvement in the General Government fiscal deficit was mainly due to lower net operating balances.

Based on actual results, General Government expenses increased by A$474 million (1.0%) in 2015-16. Total expenses were A$201 million higher than the 2015-16 estimated actual in the 2016-17 Budget, mainly due to increases in employees and superannuation expenses.

Meanwhile, revenues grew 2.1% (or A$1,025 million) in 2015-16, after increasing 7.0% in 2014-15.

Table 1 below provides aggregate outcome information for 2015-16 and the most recent forecasts for 2016-17.

Table 1

Key Financial Aggregates

(UPF Basis)

	2014-15 Actual (rebased)	2015-16 Estimated Actual	2015-16 Actual	2016-17 MYFER Forecast
	A$ million
General Government Sector:
Revenue	49,970	49,976	50,995	54,953
Expenses	49,551	49,824	50,025	52,927

Net operating balance	420	152	970	2,026
Purchases of non-financial assets	4,635	4,173	4,092	5,210
Fiscal balance	-572	-940	-461	-1,015

Public Non-Financial Corporations Sector:
Revenue	11,420	11,310	11,863	11,786
Expenses	9,790	9,894	10,263	10,378

Net operating balance	1,629	1,416	1,600	1,408
Purchases of non-financial assets	3,173	2,745	2,773	2,930
Fiscal balance	848	1,085	1,178	917

Non-Financial Public:
Revenue	56,182	56,203	57,608	61,778
Expenses	55,838	56,242	56,735	59,843

Net operating balance	345	-39	873	1,935
Purchases of non-financial assets	7,813	6,918	6,900	8,111
Fiscal balance	-1,480	-1,462	-1,020	-1,597

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Revenue

Total General Government revenue in 2015-16 was A$1,025 million higher than 2014-15.

Commonwealth grants are the principal form of revenue for the State, accounting for almost half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants increased by A$157 million in 2015-16, mainly reflecting higher GST revenue and specific purpose payments from the Commonwealth, mainly for health and education services.

Decreases in taxation revenue in 2015-16 compared to 2014-15 (A$51 million) were largely explained by an elevated level of transfer duty on large business transactions in 2014-15 and subdued payroll tax collections in 2015-16.

Dividends and income tax equivalents income also contributed to increased revenue in 2015-16 (A$107 million), mainly due to higher income tax from the electricity entities.

Expenses

In UPF terms, General Government expenses increased A$474 million in 2015-16. Expenses were also 2.0% higher than 2015-16 estimated actuals. The increases were in the areas of Health and Education, reflecting the Government’s commitment to revitalizing frontline services.

Other operating expenses were A$461 million more than 2014-15 for the GGS (health, education and disabilities) and were A$1.023 billion higher for the Total State Sector (“TSS”). The increase for the TSS is mainly from electricity generation to match demand and an increase in expected WorkCover claims costs.

Depreciation costs decreased by A$210 million to A$2.927 billion for the GGS mainly due to the reassessment of the remaining useful lives of road infrastructure.

Grant expenses decreased A$1.199 billion in the GGS from 2014-15 mainly reflecting the on-passing of Commonwealth Financial Assistance Grants to local governments which were paid in advance in 2014-15. In addition, capital grants were lower due to the one off transfer in 2014-15 of certain assets to the Gold Coast City Council in relation to the Gold Coast Rapid Transport project and the transfer of the Central Queensland TAFE to the Central Queensland University.

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Borrowings

(UPF Basis)

	2014-15 Actual (rebased)	2015-16 Estimated Actual	2015-16 Actual	2016-17 MYFER Forecast
	(A$ million)
Purchases of Non-Financial Assets:
General Government sector	4,635	4,173	4,092	5,210
Public non-financial corporations	3,173	2,745	2,773	2,930
Non-financial public sector[1]	7,813	6,918	6,900	8,111

Borrowings:
General Government sector	43,105	35,698	35,486	36,022
Public non-financial corporations	31,953	37,018	37,436	37,726
Non-financial public sector	75,233	72,715	72,922	73,749

Notes:

(1)	Under present Loan Council UPF arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

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The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2015-16 increased by A$19,977 million to A$191,910 million as at June 30, 2016.

Borrowings in the General Government sector were A$35,486 million at June 30, 2016, A$7,619 million less than in 2014-15. This is below the estimated actual of A$35,698 million and the 2015-16 Budget projection of A$38,151 million. General Government gross borrowings at June 30, 2016 are A$2,665 million lower than the 2015-16 Budget. The decrease in gross borrowings is the result of debt being repaid under the Government’s Debt Action Plan, partly offset by an increase in employee entitlements mainly from actuarial adjustments to the value of superannuation. The benefit of this is maintained across the forward estimates, with borrowings in 2018-19 expected to remain lower than the level of borrowings in 2014-15.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets (i.e., capital expenditure) in 2015-16 was A$4,092 million, A$543 million less than occurred in 2014-15. This is also less than 2015-16 MYFER that estimated A$5,325 million to be spent on purchases of non-financial assets in 2015-16.

The reduction is largely due to a range of deferrals associated with transport and health infrastructure. On a per capita basis, Queensland continues to invest in new infrastructure at levels well above the average of other states’ per capita purchases of non-financial assets.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

The General Government sector net operating surplus of A$970 million in 2015-16 is the largest operating surplus since 2006-07. This is considerably higher than the 2016-17 Budget estimated actual surplus for 2015-16 of A$152 million.

From the 2016-17 Budget position, the combination of upward revision of royalties, and other parameter adjustments (predominantly lower depreciation) supports continued projected operating surpluses across the forward estimates. This result supports the Government’s fiscal principle of delivering substantial operating surpluses in each year of the forward estimates to support the General Government sector capital program being primarily funded from recurrent revenues, rather than borrowings.

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General Government expenses are forecast in the 2016-17 MYFER to grow by an average of 2.7% per annum across the forward estimates to 2019-20.

The forecast position for other operating expenses has increased in all years since the 2016-17 Budget due to the recognition of cost of goods sold for medical supplies, which has been matched by an equal increase in the sales of goods and services.

Table 3

Key Financial Aggregates Forecasts (Summary) – 2016-17 MYFER

	2016-17 Forecast	2017-18 Projected	2018-19 Projected	2019-20 Projected
	A$ millions
General Government Sector:
Revenue	54,953	55,634	55,269	56,730
Expenses	52,927	54,539	54,790	55,749

Net operating balance	2,026	1,095	479	981
Purchases of non-financial assets	5,210	6,439	5,644	5,985
Fiscal balance	-1,015	-2,463	-2,144	-1,301
Borrowings	36,022	37,364	37,976	38,443

Public Non-Financial Corporations Sector:
Revenue	11,786	11,636	11,744	12,114
Expenses	10,378	10,430	10,577	10,813

Net operating balance	1,408	1,207	1,167	1,301
Purchases of non-financial assets	2,930	3,018	2,776	2,633
Fiscal balance	917	870	1,032	1,378
Borrowings	37,726	38,210	38,582	39,075

Non-Financial Public Sector:
Revenue	61,778	62,801	62,361	63,873
Expenses	59,843	61,748	61,984	62,888

Net operating balance	1,935	1,053	376	985
Purchases of non-financial assets	8,111	9,457	8,420	8,617
Fiscal balance	-1,597	-2,842	-2,382	-1,219
Borrowings	73,749	75,574	76,559	77,518

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